RECEIVED

2005 MAY 10 A 9:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States



05007833

SUPPL

Vernier, 4 May 2005
RG/rmj6173
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Givaudan finalises second and starts third share buy back	3 May 2005	I

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED

MAY 13 2005

THOMSON FINANCIAL

Givaudan SA


P. de Rougemont


R. Garavagno



Enclosure mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96

Givaudan

File No 12G3-2B-82-5087

Investor News

Givaudan finalises second and starts third share buy back

Geneva, 3 May, 2005. On 3 May 2005, Givaudan finalised its second share buy back for 800'000 shares. 200'000 of these shares were cancelled at the Annual General Meeting in 2004 and a further 400'000 at the Annual General Meeting on 27 April 2005. The remaining 200'000 shares are foreseen to be cancelled at the next Annual General Meeting on 7 April 2006.

As already announced on 1 March 2005, the Board of Directors of Givaudan SA has decided to start a third share buy back programme. This decision was motivated by Givaudan's continuous high generation of free cash flow. The new programme will start on 6 May 2005 and targets to buy back 720'000 shares, reducing the share capital from CHF 72 million to CHF 64.8 million. The programme will last until 31 May 2006.

The modalities of the third share buy back will also be published in the Neue Zürcher Zeitung, Finanz und Wirtschaft and in Le Temps. Click on the link to see the French, English and German versions.

For further information please contact:

Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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Givaudan

Vernier, 6 May 2005

Third Buy-back of own Shares
for the Purpose of a Capital Reduction

Givaudan SA ("**Givaudan**") intends to reduce its share capital of currently CHF 74 million (after the repurchase and cancellation of 200,000 Shares approved by the ordinary annual general meeting 2004 and of 400,000 Shares approved by the ordinary annual general meeting 2005, but not including the remaining 200,000 Shares already repurchased out of the second buy-back, which will presumably be cancelled following the ordinary annual general meeting 2006), divided into 7.4 million registered shares of a nominal value of CHF 10 each (the "**Shares**"), to CHF 64.8 million through a buy-back of up to 720,000 Shares with a subsequent cancellation of the Shares bought back. Such reduction corresponds, based on the closing price of the Shares on 2 May 2005, to a market value of CHF 530 million. The board of directors intends to propose to the next ordinary annual shareholders' meetings to reduce the share capital in the amount of Shares repurchased by then. Givaudan intends to reduce its liquidity and to optimise its capital structure by such reduction of the share capital. The board of directors reserves the right to further use the Shares bought back for the financing of acquisitions. In this event no capital reduction takes place. The share buy-back will only be carried out on virt-x.

Second Trading Line on virt-x

A second trading line for the Shares will be established on virt-x. On this second trading line only Givaudan may purchase Shares (via the bank mandated for the share buy-back) and acquire own Shares for the purpose of the subsequent capital reduction. The ordinary trading in Shares under the existing security no. 1 064 593 will not be affected by this measure and will continue as usual. Therefore, a shareholder of Givaudan willing to sell its Shares has the choice to either sell the Shares in normal trading or sell them to Givaudan on the second trading line for the purpose of the subsequent capital reduction. Givaudan is at no time obliged to buy own Shares over the second trading line but will act as buyer depending on market conditions.

Sales of shares on the second trading line will attract Federal Anticipatory Tax at a rate of 35% on the difference between the repurchase price and the nominal value of the Shares of CHF 10. This will be deducted from the repurchase price (= net price). The anticipatory tax will be levied and deducted in any event, even if the board of directors should resolve to sell the Shares bought back for the financing of acquisitions.

Repurchase Price	The repurchase prices on the second trading line are based on prices of the Shares traded on the ordinary trading line.
Payment of Net Price and Delivery of Shares	Trading on the second trading line represents a regular stock market transaction. Payment of the net price (repurchase price less anticipatory tax on the difference between the repurchase price of the shares and their nominal value) and delivery of the shares thus occur, as customary, on the third trading day after the transaction taking place.
Mandated Bank	Givaudan has mandated swissfirst Bank AG, Zurich, to execute the share buy-back. swissfirst Bank will quote bid prices for the Shares on behalf of Givaudan on the second trading line.
Sale on Second Trading Line	Shareholders wishing to sell Shares should refer to their bank or to swissfirst Bank AG, Zurich, as the bank mandated with the transaction.
Trading on Second Trading Line	Trading on the second trading line will start on 6 May 2005 on virt-x and will continue until 31 May 2006 the latest.
Off-exchange Transactions	Off-exchange transactions on a separate trading line during a share buy-back are not permitted according to virt-x regulations.
Taxes	With respect to Federal Anticipatory Tax (Verrechnungssteuer) as well as direct income tax purposes, the repurchase of own shares for the purpose of a capital reduction is treated as a partial liquidation of the company engaged in the repurchase. The implications for the selling shareholder are outlined below:
1. Federal Anticipatory Tax	Federal Anticipatory Tax amounts to 35% on the difference between the repurchase price of the shares and their nominal value. The tax is withheld from the repurchase price by the repurchasing company or the mandated bank, respectively, on the account of the Swiss Federal Tax Administration. Shareholders domiciled in Switzerland are entitled to a reimbursement of the Federal Anticipatory Tax if they beneficially own the shares at the time of repurchase of the shares (Article 21 Section 1 a Federal Law on Federal Anticipatory Tax). Shareholders domiciled outside Switzerland may apply for a reimbursement of the Federal Anticipatory Tax based on the applicable double taxation agreements, if any.
2. Direct Income Tax	The following applies to the levying of Federal Direct Tax (Direkte Bundessteuer). Cantonal and municipal taxation procedures are, as a rule, generally the same as for federal tax. a. Shares held as private assets: For shares repurchased by the company, the difference between the repurchase price and the nominal value of the shares constitutes taxable income. b. Shares held as business assets: For shares repurchased by the company, the difference between the repurchase price and the book value of the shares constitutes taxable profit.
3. Fees and Duties	The repurchase of own shares for the purpose of a capital reduction is not subject to Swiss Securities Transfer Tax (Umsatzabgabe). However, the SWX stock exchange charge (Börsengebühr SWX) incl. the additional duty of the Swiss Federal Banking Commission (Zusatzabgabe EBK) at a rate of 0.01% is levied. Independent of the use of the Shares bought back, the described tax consequences will take effect as described. In some circumstances, fiscal particularities may arise out of the fact that Givaudan does not cancel the Shares bought back. Persons who wish to make a participation deduction (Beteiligungsabzug) are informed that the competent tax authorities may allow such deduction only, if the share capital is effectively reduced in the corresponding amount.
Non-public Information	Givaudan confirms pursuant to applicable provisions that it is not in possession of non-public information, which could substantially influence the decision of the shareholders.

	Number of Shares	Category	Participation in % of the capital	Participation in % of the voting rights
Participation of Givaudan in its own capital	586'034	Registered Shares	7.92 %	7.92 %
	327'408	Call-Options (long)	4.42 %	4.42 %
	548'508	Put-Options (short)	7.41 %	7.41 %
		Total	19.76 %	19.76 %
Shareholders with more than 5% of the voting rights	Nestlé AG, Avenue Nestlé 55, 1800 Vevey			
	862'562	Registered Shares	11.66 %	11.66 %
	Harris Associates L.P. , 2 North LaSalle Str., Chicago, USA			
	406'154	Registered Shares	5.49 %	5.49 %

This notice does neither constitute a listing notice pursuant to the listing rules of the SWX Swiss Exchange nor an issue prospectus pursuant to art. 652a or 1156 of the Swiss Code of Obligation.

This offer is not made in the United States of America and to US persons and may be accepted only by Non-US persons and outside the United States. Offering materials with respect to this offer may not be distributed in or sent to the United States and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States.

The bank mandated to execute the share buy-back: **swissfirst Bank AG**

Givaudan SA	Swiss security no.	ISIN	Telekurs ticker
Registered Shares of CHF 10 nominal value	1 064 593	CH0010645932	GIVN
Registered Shares of CHF 10 nominal value (Share buy-back on the second trading line)	1 616 630	CH0016166305	GIVNEE

swissfirst